Mail Stop 4720

December 22, 2009

Patrick Sheaffer
Chairman and Chief Executive Officer
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington 98660

> **Re:** **Riverview Bancorp, Inc.**
> **Amendment No. 1. to Registration Statement on Form S-1**
> **Filed December 10, 2009**
> **File No. 333-162621**
> **Form 10-Q for Period Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 000-22957**

Dear Mr. Sheaffer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   It appears that you have not filed Form 8-Ks for the entrance into the January 2009 and October 2009 Memorandums of Understanding with OTS or the receipt of the June 2009 Supervisory Letter Directive. Please tell us why you have not filed these Form 8-Ks. See Item 1.01 of Form 8-K.

Amendment No. 1 to Form S-1
Prospectus cover page

2.   The number of shares being offered must be included in the heading of the pre-effective amendment that is to be declared effective.

Prospectus Summary, page 5

3.   Revise the Summary to disclose that no fairness opinion has been or will be
        sought, nor has the board made any recommendations, and that no officers and
        directors are committed to purchase any shares in the offering or disclose
        otherwise.

Business Strategy, page 5
Asset Quality

4.   Revise to disclose the amount of non-performing assets at 12/31/08 and 9/30/09.
        In addition, disclose the amount of loans 30 days delinquent at 12/31/08 and
        9/30/09. If more recent figures are available, please use them but identify the date
        of the measurement.

Risks Associated with Our Business, page 12
We are required to comply with the terms…, page 12

5.   Please revise to disclose as of the most recent practicable date, whether the Bank
        is in compliance with the capital requirements of the Memorandums of
        Understanding with OTS and the brokered deposit limits imposed by the
        Supervisory Letter Directive issued by OTS.

Exhibits

6.   We note that you have not filed the January 2009 and October 2009
        Memorandums of Understanding and the June 2009 Supervisory Letter Directive
        as exhibits. Please file the MOUs and SLD as exhibits or tell us why you have
        not filed these documents as exhibits.

Form 10-Q for Period Ended June 30, 2009

7.   It appears that the Form 10-Q for the period ended June 30, 2009 does not discuss
        the Supervisory Letter Directive issued by OTS on June 9, 2009. Please tell us
        why the Form 10-Q does not discuss the SLD or point us to the appropriate
        section in the document.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By Fax: (703) 883-2511
      John F. Breyer, Jr., Esq.
      Breyer & Associates PC